United States securities and exchange commission logo





                        September 2, 2021

       Kenneth C. Rogozinski
       Chief Executive Officer
       America First Multifamily Investors, L.P.
       14301 FNB Parkway, Suite 211
       Omaha, NE 68154

                                                        Re: America First
Multifamily Investors, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2021
                                                            File No. 333-259203

       Dear Mr. Rogozinski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Julia Griffith at 202-551-3267 or, in her absence, Nolan McWilliams at
       202-551-3217 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Finance